

Mail Stop 3561

May 13, 2016

Via E-Mail
Mr. Mauricio Restrepo
Chief Financial Officer
Molson Coors Brewing Company
1801 California Street, Suite 4600
Denver, Colorado 80202

> **Re: Molson Coors Brewing Company**
> **Form 10-K for the Year ended December 31, 2015**
> **Filed February 11, 2016**
> **File No. 001-14829**

Dear Mr. Restrepo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining